

Cliff Atkinson · 2nd

Ambitious, Innovative Digital Marketing Executive with 20+ years of experience working across various categories.

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

 **Mesh Communities**

 **University of Pennsylvania**

Experience



Co-Founder
Mesh Communities
Nov 2020 – Present · 4 mos
Los Angeles Metropolitan Area

Building a safe and trusted community platform designed to support content creators, communities and small businesses through ethical advertising.



SVP/Executive Director, Digital Media
RPA
Apr 2018 – Oct 2020 · 2 yrs 7 mos
2525 Colorado Ave. Santa Monica, CA 90404



Sr. Communication Director, Interactive
Saatchi & Saatchi LA
Aug 2007 – Mar 2018 · 10 yrs 8 mos

 **Interactive Communications Supervisor**
Saatchi & Saatchi LA
2006 – 2007 · 1 yr

 **Interactive Media Supervisor**
Deutsch Inc.
Jul 2004 – Mar 2006 · 1 yr 9 mos

Show 1 more experience ⌄

Education

 **University of Pennsylvania**
1994 – 1998

Skills & endorsements

Digital Strategy · 71

 Endorsed by **Frank Puma and 18 others who are highly skilled at this**

 Endorsed by **Eli Calderón Morin (mutual connection)**

Interactive Advertising · 63

 Endorsed by **Matthew Pollock and 2 others who are highly skilled at this**

rpa Endorsed by **4 of Cliff's colleagues at RPA**

Interactive Marketing · 56

 Endorsed by **Frank Puma and 3 others who are highly skilled at this**

rpa Endorsed by **4 of Cliff's colleagues at RPA**

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